Annual General Meeting approves increase of dividend by 20 percent

Berlin, April 19, 2006 - The Annual General Meeting of Schering AG, Germany (FSE: SCH, NYSE: SHR) today approved a dividend of EUR 1.20 per share as proposed by the Executive Board and the Supervisory Board. Compared to 2004, the dividend increased by 20 percent. With approximately 190 million outstanding shares, the total dividend pay-out for the fiscal year 2005 amounts to EUR 228.5 million.

"2005 was the best business year in our history. Through the increase of dividend, we let our shareholders participate in our success," said Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG. "Due to this record year and a dynamic business development in 2006, we are well prepared for the discussions with Bayer about the integration process."

Additionally, the Annual General Meeting elected Professor Dr. Dieter Hinzen (66) representing the shareholders to the Supervisory Board. Professor Hinzen succeeds Professor Dr. Piet Borst who retired from the Supervisory Board effective the end of the Annual General Meeting.

Additional information
Approximately 83 million shares (approximately 42.8%) were represented at this year's Annual General Meeting.

Schering AG will publish the Interim Report for the first quarter 2006 on April 26, 2006.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de
Media Relations: Verena von Bassewitz, T: +49-30-468 19 22 06, verena.vonbassewitz@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Investor Relations: Dr. Jost Reinhard, T: +49-30-468 150 62, jost.reinhard@schering.de

Find additional information at: www.schering.de/eng